Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

The ratio of earnings to fixed charges represents income before income and mining tax expense, noncontrolling interests, equity income (loss) of affiliates, discontinued operations and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Income before income and mining tax and other items(1)	$1,810	$3,997	$2,954	$1,294	$(359)
Adjustments:
Fixed charges added to earnings	267	295	135	147	125
Dividends from equity affiliates	31	7	2	—	2
Amortization of capitalized interest	24	26	17	17	18

	$2,132	$4,325	$3,108	$1,458	$(214)

Fixed Charges:
Net interest expense(2)	$244	$279	$120	$135	$118
Portion of rental expense representative of interest	23	16	15	12	7
Fixed charges added to earnings	267	295	135	147	125
Capitalized interest	52	21	111	47	50

	$319	$316	$246	$194	$175

Ratio of earnings to fixed charges	6.7	13.7	12.6	7.5	(3)

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.
(3)	Earnings for 2007 were inadequate to cover fixed charges by $389.